UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For January 23, 2007



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated January 23, 2007  -  Holding(s) in Company









TR-1i: NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Bunzl plc


2. Reason for the notification (please state Yes/No):

..................


An acquisition or disposal of voting rights:

..................


An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:

..................


An event changing the breakdown of voting rights:

..................


Other (please specify):

Initial Disclosure


3. Full name of person(s) subject to the notification obligation (iii):

Baillie Gifford & Co


4. Full name of shareholder(s) (if different from 3.) (iv):

..................


5. Date of the transaction and date on which the threshold is crossed or reached
(v):

19 January 2007


6. Date on which issuer notified:

22 January 2007


7. Threshold(s) that is/are crossed or reached:

5%


8. Notified details:

..................


A: Voting rights attached to shares

Class/type of shares if   Situation previous to the  Resulting situation after
possible using the ISIN   Triggering transaction     the triggering transaction
CODE                      (vi)                       (vi)
                          Number of shares           Number of voting Rights
                                                     (viii)

Ordinary Share            N/A                        N/A
GB00B0744B38


Resulting situation after the triggering transaction (vii)

Class/type of shares if possible Number of  Number of voting     % of voting
using the ISIN CODE              shares     rights (ix)          rights

                                 Direct     Direct   Indirect    Direct Indirect
                                            (x)      (xi)

                                                      23363699            6.88


B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of     Expiration Exercise/       Number of voting rights that may  % of
financial   Date       Conversion      be acquired if the instrument is  voting
instrument  (xiii)     Period/ Date    exercised/ converted.             rights
                       (xiv)



N/A


Total (A+B)
Number of voting rights                      % of voting rights

                                  23363699                                6.88


9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):


In the narrative below, the figures in ( ) indicate the amount of voting rights and the percentage held by each controlled undertaking where relevant.

Baillie Gifford & Co, a discretionary investment manager, is the parent undertaking of an investment management group.

Its wholly-owned direct subsidiary undertaking Baillie Gifford Overseas Limited (703560; 0.2%) is also a discretionary investment manager.

Its wholly-owned direct subsidiary undertaking Baillie Gifford Life Limited (5118618; 1.5%) is a life assurance company which procures discretionary investment management services from Baillie Gifford & Co in respect of its own account shareholdings.

Its wholly-owned indirect (via Baillie Gifford Life Limited) subsidiary undertaking Baillie Gifford & Co Limited (864394; 0.3%) is an OEIC Authorised Corporate Director and Unit Trust Manager which has delegated its discretionary investment management role to Baillie Gifford & Co.


Proxy Voting:


10. Name of the proxy holder:

N/A


11. Number of voting rights proxy holder will cease to hold:

..................


12. Date on which proxy holder will cease to hold voting rights:

..................


13. Additional information:

..................


14. Contact name:

Mr P N Hussey, Company Secretary


15. Contact telephone number:

020-7495-4950


Annex to Notification Of Major Interests In Shares (XVI)


A: Identity of the person or legal entity subject to the notification obligation


Full name (including legal form for legal entities):



Contact address (registered office for legal entities):



Phone number:



Other useful information (at least legal representative for legal persons):

..................


B: Identity of the notifier, if applicable (xvii)


Full name:

..................


Contact address:

..................


Phone number:

..................


Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

..................


C: Additional information:

..................


Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period-for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi ) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  January 23, 2007                By:__/s/ Michael Roney__

                                              Title:   Chief Executive Officer